Exhibit 99.1

Itaú CorpBanca and Subsidiaries As of November 30, 2018 and 2017 and for the eleven-month period ended November 30, 2018 and 2017

The financial information of Itaú Corpbanca as of November 30, 2018 and 2017 and for the eleven-month periods ended November 30, 2018 and 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial  Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) dated September 1st 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Nov'18	Nov'17
Total Loans	21,185,676	20,854,787
Total Assets	29,527,937	29,685,605

Current accounts and demand deposits	4,136,646	4,217,912
Time deposits and savings accounts	10,005,675	10,129,473
Borrowings from financial institutions	2,414,779	2,419,392
Debt issued	5,991,978	6,013,554

Total Equity	3,526,016	3,450,618
Equity attributable to shareholders	3,311,718	3,227,438
Non-controlling interest	214,298	223,180

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	11M'18	11M'17
Net operating profit before loan losses	1,137,751	1,003,827
Provisions for loan losses	(228,936)	(279,261)
Operating expenses	(680,499)	(661,106)
Operating Income	228,316	63,460
Income from investments in associates and other companies	1,538	1,479
Income before taxes	229,854	64,939
Income tax expense	(55,407)	36,549
Net Income	174,447	101,488
Net income attributable to shareholders	171,921	102,147
Non-controlling interest	2,526	(659)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubia	Milton Maluhy
Chief Accounting Officer	Chief Executive Officer